

July 1, 2019

Thomas Sandgaard
Chief Executive Officer
Zynex, Inc.
9555 Maroon Ci.
Englewood, CO 80112

>   **Re: Zynex, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 26, 2019**
>   **File No. 333-232367**

Dear Mr. Sandgaard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Gregory Sichenzia